Minds Wefunder equity-crowdfunding video.mp4 (59s) https://jotengine.com/transcriptions/MILy4CnW30FdVfZwLmQ7YA
1 speaker (Speaker 1)

[0:00:03] Speaker 1: What makes a network ignite? Freedom of expression? Communication? Information? A sense of community and purpose? Yeah, but really, it's the people. Why have top social networks betrayed us with censorship, surveillance, and restricted reach? Why aren't they sharing the money they make off of us with us? Now is the chance to co-create a network powered by the people who contribute to it. We are Minds, a free and open source social network where you have a vote, a voice, and now a share of the company. Of the people, by the people, for the people. A free and open platform to speak your mind and finally be rewarded for your energy online. Minds, the world's first community owned social network. [0:00:57]





Mobile.mp4 (1m 46s)
https://jotengine.com/transcriptions/S0K2KwkfcGBE06asxm7w3A
1 speaker (Speaker 1)

[0:00:02] Speaker 1: Welcome to mines, for mobile. The new speed features rich content from your subscriptions. Discovery displaces the best trending and featured content on mines, and allows you to quickly search your channels. As well as voting on content through the app, you can also leave comments. Press the remind icon to share interesting posts to your own channel page. You can also send points, money, or bitcoin by the wire for posts you really love. Just press the ball icon. Creating status posts, videos and images is as easy as pressing the circle icon on the bottom of your app. Mines also features encrypted chat. Using asymmetric and public and private key encryption, only you can you read your conversations. Boosting allows you to get extra reach on your content by promoting your posts to the top of the news feeds. One point is one view, and you can earn points from check ins and interactions on your posts. Your wallet lists your point transaction industry, allows you to buy more points, which you can spend on boosts unless you accept and reject it's bare boosts. Notifications keep you updates on interactions on your content. You can also read blogs and join in engaging groups. If you're having any issues, then leave a note in the help and support group. To find out more about the mines app, just visit www.mines.com. [0:01:25]





The Minds Behind Minds.com - Bill Ottman.mp4 (9m 51s) https://jotengine.com/transcriptions/fQBmgyZj5W9LiNGTFSpBLA
3 speakers (Speaker 1, Speaker 2, Speaker 3)

[0:00:18] Speaker 1: So I'm officially back in New York and today I'm going to go meet up with one of the co-creators of a social media site called minds.com. M-I-N-D-S dot com. People had told me to sign up for this social media site a long time ago. I did. I didn't see a lot going on with it, but recently more people have been mentioning it, so I went and checked it out and sure enough I had 7000 followers on this site I never used. So I decided to check it out, post some content, and sure enough there was a great reaction. So I noticed that there's a lot of alternative social media sites, but this one is sort, it's picking up, and that intrigued me. So I hit up the co-creator, Bill Otman, and I'm going to go right now to meet up with them and learn about how Minds works.

[0:01:25] Speaker 2: Minds is a free open source and encrypted social networking platform that rewards you with reach for being active on it. We've had a couple million visit the site in March, probably between 750,000 registered, but then it's like there's all different types, like there's logged out- . Well everyone's bullshitting to be honest.

[0:01:53] Speaker 3: Facebook has a billion registered users - what does that mean, right? How many of those are bots?

[0:01:58] Speaker 2: Yeah. Millions. I just feel like it's inevitable that there's gonna be a network - decentralized open source network that rises up and so whether it's us or a combination of us and a federation of other centralized networks, it's gonna happen. It happened with Wikipedia. Wikipedia destroyed all proprietary encyclopedias. It's in the top ten and they're a hugely important tool for society. There's a lot going on. Basically you earn point for everything you do, like when you receive votes. When people comment on your stuff. When you check-in, you get 50 points. One point equals one view. So you can use your points and boost your content so if you boost your photo for 1000 points you get 1000 views on your photo. Basically this reward system that people are really appreciating because they're finding it actually easier to get a following on Minds than on Facebook, Twitter, Instagram, even though we have so many less users but because we're propelling people's content, it's working. We take everything that the top social networks do and invert it. So we have encrypted chats. We have zero knowledge of the content of user conversations but obviously care about internet freedom and privacy at the core. Beyond that the fact that it's a free and open source so anyone can contribute to the code to make the site better - that is crucial for the long term vision and then - the immediate benefit that people are getting is just actually being heard and we're very anti-censorship so free speech is huge and there's clearly major free speech issues going on in the world right now.

[0:03:44] Speaker 1: Well lets say somebody starts posting - is targeting users. Someone goes on and keeps just spamming, cussing, racial slurs. Would you intervene in that sense?

[0:03:54] Speaker 2: Well they should block ... And then if it becomes an illegal situation then ... we would take them down.

[0:04:02] Speaker 1: So you're saying so long as it's legal it's allowed.

[0:04:06] Speaker 2: Yeah. If the user has a problem with another user they can block them.

[0:04:09] Speaker 1: Right.

[0:04:10] Speaker 2: I mean, that makes sense for any social platform. It does. Why is that not the case .

[0:04:16] Speaker 3: Because people are getting offended. And look it's not to say that there are not things to get offended about but the internet is a ferocious beast that you kind of need to toughen up for if you're going to be living there but we want to create a safe environment simultaneously a totally free and open environment so I think that filtering tools are really important so people can control what they see, block whoever they want, but when you play the game of "Oh this is offensive and this needs to be banned and this isn't - " as soon as you go into that at all, you're screwed.

[0:04:59] Speaker 2: It's an echo chamber creator. That's actually one of the beauties of boost as well so the way that it works is when you boost you're - every 15 posts in your feed you'll see a few boosted posts, which is what drives the network so every 15 posts on your feed you'll see the boosted post and by letting those into your experience that is an echo chamber breaker because - and now we do want to build tools to allow people to opt out of it potentially maybe like someday but right now it is really what is propelling things so we're leaving it in.

[0:05:35] Speaker 3: But people like echo chambers. They like having their biases confirmed.

[0:05:39] Speaker 2: And you have the right to be able to control your experience. If you want to live in an echo chamber that you should be able to but it's nice to have the option to not.

[0:05:50] Speaker 1: So is Minds gonna be the platform that finally takes over and replaces the Twitter, Facebook ...

[0:05:56] Speaker 2: I mean ... I don't see actually the end game biggest social network being a singular entity - like one rink to rule them all. I don't think it should be. So, if we can be a part of this network of networks that are sort of intercommunicating and - you don't want a centralized silo to be in control because everything can get taken out any second. The data is compromised. So, you want it to be distributed. Right now our architecture is moving kind of from more centralized to decentralized and we did that because we're seeing - we saw what happened with and it was just too scattered. That's what means, it's like the scatteredness. Because you need organization. I don't think that we have actually fallen into that camp of being too right or left wing. We have always been pretty diverse in that sense. Lots of artists too, filmmakers, musicians, and we've been around for a few years kind of behind the scenes doing more viral media and alternative news stuff so that helped create a more cross-spectrum core audience before all the free speech stuff started flaring up and now we're definitely getting a lot of that crowd, which I think is great - the conversation needs to happen so were encouraging both the right and the left obviously. You can't - you need to have that conversation and I think the conscious people on both sides want to have that conversation.

[0:07:33] Speaker 1: Have you done any paid promotion or is this all word of mouth?

[0:07:37] Speaker 2: It's pretty much all word of mouth. We've done exchanges with other - some smaller independent media companies with trading posts on pages and stuff - with some pretty big pages so that's helped a lot but other than that totally word of mouth and it's - people are finding - I mean some of the big people from YouTube - a lot of the skeptic community has taken an interest in Minds and they're awesome. They're finding they're getting better reach on Minds than Twitter. It's like " Okay so if we only have around a million users know what's gonna happen - I mean how much bigger could everybody's reach be as we grow? We've had a very steady curve too so it's sort of getting steeper but for the last two years it's just been steady the whole time so we have regular users who are daily active all the time. Tens of thousands of them who are into it and checking in to get the points so they can get the views and really embracing and harnessing it so yeah the dedicated community is not going anywhere. We're just gonna try to stay true to our principles and keep the decisions that we're making public among the community so we can sort of all help make the decisions together.

[0:09:09] Speaker 1: If you're not on Minds I definitely suggest checking it out. You can follow me at TimCast. You can also follow me on Twitter and Instagram at TimCast. Click the like button because it really helps. Comment below and let me know what you think. Try out the website and then comment. Let me know what you thought about it, and subscribe to my YouTube channel for more videos like this. I'm getting in a car right now but stay tuned for more videos every day. I'll see you all tomorrow. [0:09:33]